Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273793

PROSPECTUS SUPPLEMENT NO. 4

(TO PROSPECTUS DATED AUGUST 21, 2023)

This prospectus supplement updates and supplements the prospectus dated August 21, 2023 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-273793). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our Current Report on Form 6-K filed with the Securities and Exchange Commission on October 4, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This Prospectus and prospectus supplement relate to the resale, from time to time, by the selling shareholders named in the Prospectus (the “Selling Shareholders”) of an aggregate of up to 8,000,000 of our Ordinary Shares, US$0.01 par value per Ordinary Share (the “Ordinary Shares”), reserved for issuance (i) upon the conversion of currently outstanding 4% discount convertible promissory notes (the “Notes”)  held by the Selling Shareholders (the “Conversion Shares”) and (ii) upon exercise of currently outstanding warrants (the “Warrants”) held by the Selling Shareholders (the “Warrant Shares”). The Notes and Warrants were issued to the Selling Shareholders on July 11, 2023 (the “Closing Date”).

We registered the resale of up to an aggregate of 8,000,000 Conversion Shares and Warrant Shares as required by the Registration Rights Agreement, dated as of July 11, 2023 (the “Registration Rights Agreement”), by and among us and the Selling Shareholders.

The Conversion Shares include Ordinary Shares issuable upon conversion of $10,000,000.00 in aggregate principal amount of the Notes and in accruing interest which may be paid by the Company in Conversion Shares with the written consent of the Selling Shareholders (including Ordinary Shares reserved for potential issuance in the event of possible future default or dilution adjustments). The Notes are convertible at a conversion price of (i) $30.00 per Ordinary Share (the “Fixed Conversion Price”), or (ii) 92% of the lowest daily variable-weighted average price (the “VWAP”) per Ordinary Share during the 10 trading days preceding the conversion (the “Variable Conversion Price”). The Variable Conversion Price has a floor of $2.50 per Ordinary Share (the “Floor Conversion Price”). The Fixed Conversion Price has a one-time reset on the 6-month anniversary following the Closing Date to the lower of (x) the initial Fixed Conversion Price, (y) the initial Variable Conversion Price, or (z) 130% of the daily VWAP per Ordinary Share on the trading day prior to the reset date. The Notes provide for adjustment of the Fixed Conversion Price for, inter alia, stock dividends, stock splits, stock combinations, rights offerings, pro rata distributions of assets, reclassifications of Ordinary Shares, exchanges of Ordinary Shares or substitutions of Ordinary Shares, dilutive issuances, certain option issuances and issuances of convertible securities. At the Floor Conversion Price, the Notes are convertible into an aggregate of 4,320,000 Ordinary Shares.

The Warrant Shares include Ordinary Shares issuable upon exercise of the Warrants (including Ordinary Shares reserved for potential issuance in the event of possible future default or dilution adjustments). The Warrants are exercisable, immediately upon issuance at the option of the holders, at an exercise price per Ordinary Share equal to initial Fixed Conversion Price for the Notes ($30.00 per Ordinary Share), subject to a one-time reset on the 6-month anniversary of the Closing Date to 120% of the daily VWAP per Ordinary Share on the trading day prior to the reset date. Pursuant to the Purchase Agreement, on the initial Closing Date, the Selling Shareholders were issued the Initial Warrants to purchase up to an aggregate of 245,816 Ordinary Shares.

To the extent that Conversion Shares and/or Warrant Shares are issued by the Company under the terms of the Notes and Warrants, substantial amounts of Ordinary Shares could be issued and resold, which would cause dilution and may impact the Company’s stock price. See “Risk Factors” and “Convertible Note Financing” in the Prospectus for additional information.

We are not selling any securities under this Prospectus and will not receive any of the proceeds from the sale of our Conversion Shares or Warrant Shares by the Selling Shareholders. However, we may receive proceeds from the exercise of the Warrants, which, if exercised in full for an aggregate of 245,816 Ordinary Shares and for cash at the current $30.00 exercise price per Ordinary Share, would result in gross proceeds to us of approximately $7,374,480.00. There is no assurance that the Selling Shareholders will elect to exercise any of the Warrants for cash and, accordingly, no assurance that we will receive any proceeds from the exercise of the Warrants.

We will pay the expenses of registering the Conversion Shares and Warrant Shares offered by this Prospectus, but all selling and other expenses incurred by the Selling Shareholders will be paid by the Selling Shareholders. The Selling Shareholders may sell the Conversion Shares and the Warrant Shares offered by this Prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this Prospectus under “Plan of Distribution.” The prices at which the Selling Shareholders may sell the Conversion Shares or the Warrant Shares will be determined by the prevailing market price for our Ordinary Shares or in negotiated transactions.

Our Ordinary Shares are listed on the Nasdaq Global Market under the ticker symbol “LAES.”  The last reported sale price of our Ordinary Shares on the Nasdaq Global Market on October 4, 2023 was $1.62 per share.

This prospectus supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our Ordinary Shares involves risks. See “Risk Factors” beginning on page 22 of the Prospectus for a discussion of information that should be considered in connection with an investment in our Ordinary Shares.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement No. 4. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 5, 2023.

2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

Date of report: October 4, 2023

Commission File Number: 001-41709

SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

SEALSQ Receives Nasdaq Non-Compliance Notification Regarding Minimum Value of Listed Securities Deficiency

TORTOLA, British Virgin Islands and GENEVA, Switzerland, October 4, 2023 -- SEALSQ Corp. (Nasdaq: LAES) (“we” or the “Company”), a company that focuses on developing and selling Semiconductors, PKI and Post- Quantum technology hardware and software products, today announced that it has received a notification letter from the Listings Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the Company’s market value of listed securities (“MVLS”) for the 30 consecutive business day period from August 21, 2023 through October 2, 2023, the Company did not maintain the minimum MVLS of $50,000,000 required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A). The notification letter also indicated that the Company will be afforded a period of 180 calendar days, or until April 1, 2024 (the “MVLS Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C).

In order to regain compliance with Nasdaq’s minimum MVLS requirement, the minimum MVLS of the Company’s ordinary shares must meet or exceed $50,000,000 for a minimum of ten consecutive business days during the MVLS Compliance Period. In the event the Company does not regain compliance by the end of the MVLS Compliance Period, the Company will receive written notification that its securities are subject to delisting. Alternatively, the Company may consider applying to transfer the listing of the Company’s ordinary shares to the Nasdaq Capital Market. The Company intends to monitor the MVLS of its ordinary shares between now and April 1, 2024 and will consider the various options available to the Company if its ordinary shares do not trade at a level that is likely to regain compliance.

The notification letter received from Nasdaq has no immediate impact on the listing of the Company’s ordinary shares, which will continue to be listed and traded on the Nasdaq Global Market under the symbol “LAES”, subject to the Company’s compliance with the other listing requirements of the Nasdaq Global Market.

In the event the Company does not regain compliance with Rule 5450(b)(2)(A) prior to the expiration of the compliance period, it will receive written notification that its ordinary shares are subject to delisting.

The Company's business operations are not affected by the receipt of the notification letter. The Company intends to monitor its market value between now and April 1, 2024.

About SEALSQ:

SEALSQ focuses on selling integrated solutions based on Semiconductors, PKI and Provisioning services, while developing Post-Quantum technology hardware and software products. Our solutions can be used in a variety of applications, from Multi-Factor Authentication tokens, Smart Energy, Smart Home Appliances, and IT Network Infrastructure, to Automotive, Industrial Automation and Control Systems.

Post-Quantum Cryptography (PQC) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as RSA and Elliptic Curve Cryptography (ECC). PQC aims to develop new cryptographic methods that are secure against quantum attacks.

For more information please visit www.sealsq.com.

SEALSQ Corp Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipates will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ’s ability to implement its growth strategies, SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2023	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ Peter Ward
Name: Peter Ward
Title: Chief Financial Officer